June 29, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Keira Nakada

Doug Jones

Eric Envall

Dietrich King

Re:         Accolade, Inc.

Amendment No. 3 to

Registration Statement on Form S-1

Submitted February 28, 2020

File No. 333-236786

Dear Ms. Nakada and Messrs. Jones, Envall and King:

On behalf of Accolade, Inc. (“Accolade” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 25, 2020 (the “Comment Letter”) with respect to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is filing via EDGAR an Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Registration Statement.

Amendment No. 2 to Form S-1 filed June 24, 2020 The Offering, page 15

1.	It appears the number of common stock to be outstanding after the offering disclosed on page 15 and elsewhere is based on the actual number outstanding on February 29, 2020, whereas on page 17 and elsewhere it is based on the actual number outstanding on May 31, 2020. Please revise your disclosure to consistently present the number of shares expected to be outstanding after the offering, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the share numbers outstanding after the offering to be based on shares outstanding as of May 31, 2020, with the exceptions of disclosures that tie to the Company’s most recent balance sheet.

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355
t: (206) 452-8700 f: (206) 452-8800 cooley.com

June 29, 2020

Page Two

Capitalization, page 70

2.	In view of the estimated offering price range that has been assumed in the filing, please tell us (and revise your disclosure as appropriate) which automatic conversion condition for your convertible preferred stock disclosed on page F-25 is operable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-25 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Quarterly Results of Operations

Quarterly Trends, page 93

3.	Refer to your response to prior comment 1. Please explain to us why the change in the form of the fiscal 2020 bonus payment from cash to fully vested stock options decreased the amount of the related expense. In this regard, tell us whether and to what extent the fair value of the option awards were lower than the cash awards, the factors contributing to such difference, the per share amount upon which the fair value of the stock options was based and the basis for the per share amount used.

Response: The Company respectfully advises the Staff that the change in the form of the payout resulted in a decrease in expense due to the fact that the total fair value of the stock options granted was less than the cash payout that would have been made.  The Company determined the number of stock options to be issued by taking the cash bonus earned divided by the fair value of the Company’s common stock at May 31, 2020, which was $17.50 as determined by the Board of Directors of the Company based on a third-party valuation report.  The Company then used the Black Scholes methodology to determine the fair value of the stock options granted, which resulted in a grant-date fair value of $10.88 per stock option.  For example, an individual with a cash bonus earned of $10,000 would have been granted 571 stock options ($10,000 / $17.50).  The fair value of these awards using the Black Scholes methodology would have been $6,212 (571 stock options x $10.88).  Accordingly, the bonus expense in this example would be reduced by $3,788 as a result of the change in payment method.

Please contact me at (206) 452-8756 with any questions or further comments.

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355
t: (206) 452-8700 f: (206) 452-8800 cooley.com

June 29, 2020

Page Three

Sincerely,

/s/ Alan D. Hambelton

Alan D. Hambelton

cc:	Rajeev Singh, Accolade, Inc.

Stephen Barnes, Accolade, Inc.

Richard Eskew, Accolade, Inc.

John W. Robertson, Cooley LLP

Christopher J. Austin, Paul Hastings LLP

James M. Shea, Jr., Paul Hastings LLP

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355
t: (206) 452-8700 f: (206) 452-8800 cooley.com